Exhibit 99.1

Execution Version

SUPPORT AGREEMENT

This Support Agreement, dated November 30, 2016 (this “Agreement”), is by and between Teleios Capital Partners GmbH (“Teleios”) and SodaStream International Ltd. (the “Company”).

RECITALS

WHEREAS, pursuant to discussions held between the Company and Teleios, Teleios and the Company have agreed that the Company will nominate one member for election to the Board of Directors of the Company (the “Board”) at the Company’s 2016 Annual Meeting of Shareholders (the “2016 Annual Meeting”) and at each subsequent annual meeting shareholders of the Company during the Standstill Period (as defined below), designated by Teleios, including any Replacement (as defined below), who Teleios has specified will initially be Mr. Torsten Koster (the “Teleios Designee”);

WHEREAS, Teleios Beneficially Owns (as each term is defined below) ordinary shares of the Company, par value NIS 0.645 per share (the “Ordinary Shares”) totaling, in the aggregate, 1,198,758 shares, representing approximately 5.7% of the Ordinary Shares issued and outstanding on the date hereof and have filed a Schedule 13D (the “Schedule 13D”) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) setting forth such beneficial ownership; and

WHEREAS, each of the Company and Teleios has determined that it is in its best interests to come to an agreement with respect to the nomination of the Teleios Designee for election at the 2016 Annual Meeting and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Board Representation and Board Matters.

(a)	The Company and Teleios agree as follows:

(i)	the Board, based on information provided by Teleios and the Teleios Designee, has determined that the Teleios Designee would constitute an independent director of the Board under the listing rules of the NASDAQ Stock Market (“NASDAQ”) and satisfies the statutory requirements under the Israeli Companies Law, 1999 and the rules and regulations promulgated thereunder to serve as a director of the Company; and

(ii)	the Company’s slate of nominees for election as directors of the Company at the Company’s 2016 Annual Meeting shall consist of David Morris, Prof. Yehezkel (Chezy) Ofir, Richard Hunter and the Teleios Designee; and each such nominee shall be nominated to serve as a “Class III” director under the Company’s Articles of Association (the “Articles”) except for the Teleios Designee who shall be nominated to serve as a “Class I” director.

(b)	The Company agrees that:

(i)	in accordance with the Articles and applicable law, at or prior to the execution of this Agreement, the Board shall have accepted the resignation of one current director on the Board to be effective upon the election of the Teleios Designee at the 2016 Annual Meeting; and

(ii)	the Board will nominate the Teleios Designee and will recommend that the Company’s shareholders vote in favor of the election of the Teleios Designee (along with all other Company nominees) at the 2016 Annual Meeting and will recommend that the Company’s shareholders vote in favor of the election of the Teleios Designee if permitted pursuant to Section 1(c)(ii) below) (along with all other Company nominees) at any Annual Meeting during the Standstill Period, and support him or her for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees in the aggregate at the 2016 Annual Meeting and at any Annual Meeting during the Standstill Period at which the Teleios Designee is nominated and proposed for election; and

(c)	Teleios agrees that:

(i)	prior to the date of this Agreement, Teleios provided to the Company an executed consent from the Teleios Designee to be named as a nominee in the Company’s proxy statement for the 2016 Annual Meeting and to serve as a director if so elected, executed declarations as required by applicable law in a form previously provided to Teleios, a completed D&O Questionnaire in the form previously provided to Teleios, an executed irrevocable resignation as director in the form attached hereto as Exhibit A pursuant to sub-section (d) below, and a consent from the Teleios Designee that, after the date hereof, the Teleios Designee shall provide to the Company, as reasonably requested by the Company from time to time, (x) any information required to be or customarily disclosed by all applicable directors, candidates for directors, and their affiliates and representatives in a proxy statement or other filings under applicable law or stock exchange rules or listing standards, and (y) information in connection with assessing eligibility, independence and other criteria applicable to all applicable directors or satisfying compliance and legal obligations (clauses (x) and (y), collectively, the “Nomination Information”, and all of the documents referred to above, collectively, the “Nomination Documents”);

(ii)	should the Teleios Designee resign from the Board or be rendered unable to or disqualified from, or refuse to, be appointed to, or for any other reason fail to serve or is not serving on, the Board (other than as a result of not being nominated by the Company for an Annual Meeting subsequent to the Standstill Period, or as a result of not being elected at the 2016 Annual Meeting or at any Annual Meeting during the Standstill Period), Teleios shall be entitled to designate a replacement for the Teleios Designee that is reasonably consented to by the Board (such consent not to be unreasonably withheld) (a “Replacement”) and the Company shall take all necessary action to appoint the Replacement as promptly as practicable, subject to receiving Nomination Documents for such person and subject to sub-section (d) below. Any such Replacement who becomes a Board member in replacement of the Teleios Designee shall be deemed to be the Teleios Designee for all purposes under this Agreement, and prior to his or her appointment to the Board, shall be required to provide to the Company the Nomination Documents and the Nomination Information, and meet with representatives of the Nominating and Governance Committee of the Board and/or the Board in accordance with the practices of the Board and the Nominating and Governance Committee; and

(iii)	Teleios shall take reasonable efforts to ensure that the Teleios Designee, including any Replacement, shall (w) qualify as an independent director under the listing rules of NASDAQ as determined by the Board in its reasonable judgment, (x) qualify to serve as a director under the Israeli Companies Law, 1999 and the rules and regulations promulgated thereunder (as amended), (y) not be, upon appointment and throughout his or her service, a U.S. citizen or resident, and (z) not be a director or employee of Teleios or any Affiliate of Teleios.

(d)	Notwithstanding the foregoing, if at any time after the date hereof, (A) Teleios, (x) ceases to Beneficially Own at least (i) 2.5% of the Ordinary Shares then outstanding or (ii) an aggregate Net Long Position in at least 640,000 Ordinary Shares (as adjusted for any shares splits, bonus shares issuances, combinations, splits, recapitalizations and the like), or (y) ceases to comply with or breaches any of the terms of this Agreement in any material respect and, if capable of being cured, such material breach or failure has not been cured within 14 days after receipt by Teleios of written notice from the Company specifying such material breach or failure, or (B) the Teleios Designee fails to satisfy the requirements set forth in Section 1(c)(iii) then (1) Teleios shall use its reasonable best efforts to cause the Teleios Designee to promptly tender his resignation from the Board and (2) the Company shall have no further obligations under this Section 1. Regardless of the foregoing, the Teleios Designee shall, prior to his appointment to the Board, and Teleios shall cause the Teleios Designee to, execute an irrevocable resignation as director in the form of the letter attached hereto as Exhibit A and deliver it to the Company. Such irrevocable resignation shall (i) enter into effect automatically, and without any further action required by any person or any party thereto, in accordance with the terms of this Agreement and the irrevocable resignation letter, except that the Company shall have the right not to accept the resignation in which case such resignation shall not come into effect, subject to the consent of the Teleios Designee to continue to serve on the Board, and (ii) shall terminate, and have no further force or effect, upon the expiration of the Standstill Period. The Company shall be entitled to fully rely on such irrevocable resignation letter and its undertakings in this Agreement are made, inter alia, based on such reliance. Teleios shall, as promptly as reasonably practicable, notify the Company upon it holding less than the minimum holdings referred to in this section above. For purposes of this Agreement: the term “Net Long Position” shall mean: such Ordinary Shares Beneficially Owned, directly or indirectly, that constitute such person’s net long position as defined in Rule 14e-4 under the Exchange Act mutatis mutandis, provided that “Net Long Position” shall not include any shares as to which such person does not have the right to vote or direct the vote; and the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

(e)	Teleios shall use its reasonable efforts to ensure that at all times while serving as a member of the Board, the Teleios Designee shall comply with all policies, procedures, processes, codes, rules, standards and guidelines applicable to Board members, including the Company’s code of conduct, code of ethics, securities trading policies, anti-hedging policies, director confidentiality policies and corporate governance guidelines, and preserve the confidentiality of Company business and information, including discussions or matters considered in meetings of the Board or Board committees.

2.	Certain Other Matters.

(a)	The Teleios Designee shall be entitled to resign from the Board at any time in his or her discretion.

(b)	During the Standstill Period, neither Teleios nor any of its Affiliates shall, directly or indirectly:

(i)	make or in any way participate in any “solicitation” of “proxies” to vote or seek to advise, encourage or influence any person with respect to the voting of any Voting Securities of the Company, including by way of publishing any position paper pursuant to the Israeli Companies Law, 1999 and the rules and regulations promulgated thereunder or similar public statement (other than such advice, encouragement or influence that is consistent with the Board’s recommendation in connection with such matter);

(ii)	acquire or agree to acquire or make any proposal to acquire, directly or indirectly, Beneficial Ownership of any Voting Securities that would exceed 12.99% of the Company’s outstanding Voting Securities (the “Beneficial Ownership Limitation”), provided that Teleios shall not be required to divest of any Voting Securities and shall not be in breach of this subsection (b)(ii) in the event that Teleios Beneficially Owns Voting Securities in excess of the Beneficial Ownership Limitation due to a decrease in the number the Company’s outstanding Voting Securities due to actions taken by the Company, such as a repurchase of Ordinary Shares;

(iii)	join a partnership, limited partnership, syndicate or other group (defined under Section 13(d) of the Exchange Act) for the purpose of acquiring, holding, voting or disposing of Voting Securities (for the avoidance of doubt, excluding any group composed solely of Teleios and its Affiliates);

(iv)	call or seek to have called any annual or special meeting of the Company’s shareholders (each a “Shareholders Meeting”) or present or seek to present at any Shareholders Meeting any proposal for consideration for action by shareholders or for discussion only by the shareholders;

(v)	propose (publicly, privately or to the Company) or participate in, effect or seek to effect, any tender offer or exchange offer, merger, acquisition, reorganization, restructuring, recapitalization or other business combination involving the Company, its subsidiaries or a material amount of the assets or businesses of the Company or its subsidiaries or encourage, initiate or support any to any person or entity not a party to this Agreement (a “Third Party”) in any such activity;

(vi)	make, or cause to be made, any statement or announcement that relates to and constitutes an ad hominem attack on, or relates to and otherwise disparages, the Company, its subsidiaries, its or their officers, directors, employees, or representatives or any person who has served as an officer, director, employee, or representative of the Company or its subsidiaries in the past, or who serves on or following the date of this Agreement as an officer, director, employee, or representative of the Company or its subsidiaries: (x) in any document or report filed with or furnished to the SEC or any other governmental agency, (y) in any press release or other publicly available format, or (z) to any analyst, journalist or member of the media (including without limitation, in a television, radio, newspaper or magazine interview), provided that Teleios shall be free to respond truthfully, and make any truthful statement and announcement, and provide information, if so requested by any governmental authority, or to the extent required to comply with any applicable laws;

(vii)	enter into any discussions, negotiations, arrangements or understandings with any Third Party with respect to any of the foregoing, or knowingly advise, assist or encourage any Third Party in connection with any of the foregoing; or

(viii)	otherwise seek to control or influence the Company or the Board except as otherwise permitted by this Agreement.

(c)	Teleios and the Teleios Affiliates may vote their shares in their respective sole discretion; provided, however, that until the end of the Standstill Period, Teleios and the Teleios Affiliates shall abstain or vote against any item on the agenda of any Shareholders Meeting that was proposed by any shareholder of the Company and in respect of which the Board has not recommended a “for” vote.

(d)	Notwithstanding anything in this Section 2 to the contrary, this Section 2 shall not prohibit or restrict (i) the Teleios Designee from taking actions solely in his capacity as a director of the Company consistent with his fiduciary duties, or (ii) the exercise by Teleios of its rights and obligations expressly provided for in this Agreement.

(e)	As used in this Agreement:

(i)	the term “Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act and Teleios, together with its Affiliates shall be referred to herein collectively as, the “Teleios Affiliates”;

(ii)	the term “Voting Securities” shall mean the Ordinary Shares, and any other securities of the Company entitled to be voted for the election of directors, or securities convertible into, or exercisable or exchangeable for Ordinary Shares or other securities, whether or not subject to the passage of time or other contingencies;

(iii)	the term “Beneficial Ownership” of “Voting Securities” means ownership of: (x) Voting Securities and (y) rights or options to own or acquire any Voting Securities (whether such right or option is exercisable immediately or only after the passage of time or upon the satisfaction of one or more conditions (whether or not within the control of such person), compliance with regulatory requirements or otherwise). For purposes of this Section 2, no Person shall be, or be deemed to be, the “Beneficial Owner” of, or to “beneficially own,” any securities beneficially owned by any director of the Company to the extent such securities were acquired directly from the Company by such director as or pursuant to director compensation for serving as a director of the Company; and

(iv)	the term “Standstill Period” shall mean the period from the date of this Agreement until the date that is 18 months after the date of the 2016 Annual Meeting.

3.	Public Announcements. Promptly following the execution of this Agreement, the Company and Teleios shall announce this Agreement and the material terms hereof by means of a jointly issued press release (the “Press Release”). Neither the Company (and the Company shall cause each of its Affiliates, directors and officers not to) nor Teleios or any Teleios Affiliate shall make or cause to be made any public announcement or statement that is (i) inconsistent with or contrary to the statements made in the Press Release, or (ii) that relates to the matters set forth herein or discussed between the parties prior to the date of this Agreement, except, in each case, as required by law or the rules of any stock exchange or with the prior written consent of the other party. The Company acknowledges that Teleios intends to file this Agreement and the agreed-upon Press Release as an exhibit to its Schedule 13D pursuant to an amendment that the Company shall have the opportunity to review in advance. The Company shall have an opportunity to review in advance any Schedule 13D filing made by Teleios with respect to this Agreement and to provide comments thereon to Teleios which Teleios shall consider in good faith.

4.	Representations and Warranties of All Parties. Each of the parties represents and warrants to the other party that:

(a)	such party has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(b)	this Agreement has been duly and validly authorized, executed and delivered by it and is a valid and binding obligation of such party, enforceable against such party in accordance with its terms; and

(c)	this Agreement will not result in a violation of any terms or conditions of any agreements to which such person is a party or by which such party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such party.

5.	Representations and Warranties of Teleios. Teleios on its behalf and on behalf of its Affiliates represents and warrants that, as of the date of this Agreement:

(a)	Teleios Beneficially Owns and holds a Net Long Position of 1,198,758 Ordinary Shares;

(b)	except for such ownership, neither Teleios nor any Teleios Affiliate, individually or in the aggregate with all other Teleios Affiliates, has any other Beneficial Ownership of any Voting Securities; and

(c)	No Teleios Affiliate Beneficially Owns any Ordinary Shares or has a Net Long Position of Ordinary Shares.

(d)	Neither Teleios nor any Teleios Affiliate has been acting in concert with any other shareholders of the Company.

6.	Miscellaneous. (a) The parties hereto recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that in addition to other remedies the other party shall be entitled to at law or equity, the other party shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, exclusively in the district court in the district of Tel Aviv - Jaffa. Furthermore, each of the parties hereto (a) consents to submit itself to the exclusive jurisdiction of the district court in the district of Tel Aviv Jaffa in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the district court in the district of Tel Aviv - Jaffa, and (d) irrevocably consents to service of process by a reputable overnight mail delivery service, signature requested, to the address of such party’s principal place of business or as otherwise provided by applicable law. Without limitation a service of process to Herzog Fox & Neeman shall be deemed to constitute proper and valid service of process on Teleios and such agent hereby confirms its agreement to the foregoing by its signature below. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF ISRAEL APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

(b) The Company agrees to (1) reimburse the Teleios Designee for all reasonably necessary costs and expenses (including travel expenses) incurred in connection with the Teleios Designee’s attendance and participation at meetings of the Board, or any committee thereof, in accordance with the Company’s policies from time to time; (2) provide the Teleios Designee with the same levels of insurance coverage and the same undertakings as to indemnification as the other members of the Board consistent with the Company’s policies from time to time, and (3) subject to obtaining all necessary corporate approvals, including shareholder approval (if required), provide the Teleios Designee with the same compensation as the other members of the Board, consistent with the Company’s policies from time to time.

7.	No Waiver. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

8.	Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto.

9.	Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by email, when such email is sent to the email address set forth below and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

if to the Company:	SodaStream International Ltd.
Gilboa Street Airport City 7010000, Israel
	Attention:	Daniel Birnbaum, Chief Executive Officer
	Email:	danielb@sodastream.com

With a copy to (which shall not constitute notice):

White & Case LLP 1155 Avenue of the Americas New York, NY 10036 United States
Attention:	Colin Diamond
Email:	colin.diamond@whitecase.com

Gornitzky & Co. 45 Rothschild Boulevard Tel Aviv 6578403, Israel
Attention:	Chaim Friedland and Ari Fried
Email:	friedland@gornitzky.com; arif@gornitzky.com

if to Teleios:	c/o Teleios Capital Partners
Baarerstrasse 12 6300 Zug Switzerland
	Attention:	Carl Speck
	Email:	carl.speck@teleioscapital.com

With a copy to (which shall not constitute notice):

Seward & Kissel LLP

One Battery Park Plaza

New York, NY 10004

Attention:	Christopher Riccardi and Keith Billotti
Email:	riccardi@sewkis.com; billotti@sewkis.com

and

Herzog Fox & Neeman
Asia House
4 Weizmann Street
Tel Aviv, 6423904, Israel

Attention:	Ehud Sol and Ron Ben-Menachem
Email:	sol@hfn.co.il; ron@hfn.co.il

10.	Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

11.	Counterparts. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

12.	Successors and Assigns. This Agreement shall not be assignable by any of the parties to this Agreement. This Agreement, however, shall be binding on successors of the parties hereto.

13.	No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other persons.

14.	Fees and Expenses. All attorneys’ fees, costs and expenses incurred in connection with this Agreement and all matters related hereto will be paid by the party incurring such fees, costs or expenses.

15.	Interpretation and Construction. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The term “including” shall be deemed to mean “including without limitation” in all instances.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

SODASTREAM INTERNATIONAL LTD.

By:	/s/ Eyal Shohat
Name: Eyal Shohat
Title: Chief Corporate Development Officer

TELEIOS CAPITAL PARNERS GMBH

By:	/s/ Adam Epstein
Name: Adam Epstein
Title: Partner

EXHIBIT A

FORM OF IRREVOCABLE RESIGNATION RE: SUPPORT AGREEMENT

November 30, 2016

Attention: Board of Directors

SodaStream International Ltd.

Gilboa Street

Airport City 7010000, Israel

Re:	Resignation

Ladies and Gentlemen:

This irrevocable resignation is delivered pursuant to Section 1(c)(i) or 1(d) of the Support Agreement, dated as of November 30, 2016 (the “Agreement”), by and between SodaStream International Ltd. and Teleios Capital Partners GmbH (“Teleios”). Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement. Effective only upon, and subject to, (i) such time as Teleios ceases to “beneficially own” (as defined in Rule 13d-3 under the Exchange Act) at least (x) 2.5% of the Ordinary Shares then outstanding or (y) an aggregate Net Long Position of at least 640,000 shares (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like) of the Ordinary Shares then outstanding, (ii) such time as Teleios has ceased to comply with or has breached any of the terms of the Agreement in any material respect, and, if capable of being cured, has not cured such material breach in accordance with Section 1(d) of the Agreement, or (iii) I fail to satisfy the requirements of Section 1(c)(iii) of the Agreement, I hereby resign from my position as a director of the Company and from any and all committees of the Board on which I serve.

This resignation may not be withdrawn by me at any time during which it is effective.

This resignation letter shall terminate, and have no further force or effect, upon the expiration of the Standstill Period.

Sincerely,

Name: